June 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cemtrex, Inc.
Registration Statement on Form S-3
(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Cemtrex’s Registration Statement on Form S-3 for the registration of common stock, preferred stock, warrants, rights and debt securities that Cemtrex may sell from time to time in one or more offerings pursuant to Rule 415 under the Securities Act, up to a total dollar amount of $20,000,000 on terms to be determined at the time of sale.

We wish to bring to the Commission’s attention that Cemtrex’s earlier registration statement on Form S-1 (No. 333-213369), for a subscription rights offering of units consisting of preferred stock and warrants, was declared effective on December 12, 2016. Much of the information concerning Cemtrex’s business and capital stock follows closely the information contained in the earlier Form S-1. Additionally, Cemtrex has reviewed the staff’s prior comment letters over the past 12 months and has taken into consideration in this Registration Statement, as well as in recent periodic filings, those comments that call for better compliance with various SEC legal and accounting disclosure rules in future filings.

Should any member of the Commission’s staff have any questions concerning the Registration Statement or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex (tel.: (631) 756-9116), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Aron Govil

Laurie Abbott, Esq., Staff Attorney
Division of Corporation Finance